

October 31, 2017

Steven T. Schlotterbeck
President and Chief Executive Officer
EQT Corporation
625 Liberty Avenue, Suite 1700
Pittsburgh, Pennsylvania 15222

>   **Re: EQT Corporation**
>   **Form 425 submissions**
>   **Filed on October 26, 2017 and October 30, 2017**
>   **File No. 001-03551**

Dear Mr. Schlotterbeck,

We have reviewed the above-captioned filings and have the following comments. Please note we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the filings and/or by providing the requested information. After reviewing any amendment to the filings and any information provided in response to these comments, we may have additional comments.

If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

Form 425 filed on October 26, 2017 | Corrected Transcript

1. Refer to the following statement appearing on page five of the corrected transcript: "Establishing a dominant footprint of highly contiguous acreage that allows for sustained long lateral development is a real competitive advantage. Our competitors [ ] can't replicate an acreage position that supports 12,000 foot laterals in the core of the Marcellus." Please provide us with the factual foundation for the multiple assertions in each of the quoted statements. For example, please provide us with the support for the claim that the footprint will be "dominant," that the acreage is "highly contiguous," and that the acreage will support 12,000 foot laterals at a cost that will enable EQT to sustain a "real competitive advantage." Alternatively, please publish corrective statements in the next communication disseminated to EQT shareholders. Refer to Note b. to Rule 14a-9.

Form 425 filed on October 30, 2017 | Proxy Advisory Firm ISS Recommends [ ]

2. Refer to the following statement: "We [ ] look forward to closing the [proposed Rice] transaction shortly following approval by our shareholders on November 9, 2017." EQT's statement, in effect, opines on the final result of the solicitation by presuming the voting outcome is a foregone conclusion. Please provide us with the factual foundation

for this assertion. Alternatively, please publish a corrective statement in the next communication disseminated to EQT shareholders. See Note d. to Rule 14a-9.

We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Victor Goldfeld, Esq.
Wachtell, Lipton, Rosen & Katz